Novemer 27, 2015

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (the “Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. O’Neal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 92 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson All Asset Fund, the Henderson Dividend & Income Builder Fund, the Henderson Emerging Markets Fund, the Henderson European Focus Fund, the Henderson Global Equity Income Fund, the Henderson Global Technology Fund, the Henderson High Yield Opportunities Fund, the Henderson International Long/Short Equity Fund, the Henderson International Opportunities Fund, the Henderson International Select Equity Fund, the Henderson Strategic Income Fund, the Henderson Unconstrained Bond Fund and the Henderson US Growth Opportunities Fund (each a “Fund” and, together, the “Funds”) filed on EDGAR on September 30, 2015 that were provided to me by telephone on November 13, 2015 by the Staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the Staff’s comments and the Registrant’s responses.

1.           Comment:  The Staff requested that the Registrant complete the annual fund operating expenses table in the section entitled “Fund Summary-Fees and Expenses of the Fund”, the expense example table in the section entitled “Fund Summary-Expense Example”, and the average annual total returns table in the “Fund Summary-Performance” of the Prospectus for each Fund as required by Form N-1A. The Staff requested the disclosure be provided in this letter.

              Response:  The annual fund operating expenses table, the expense example table and the average annual total returns table for each Fund is set forth below in Exhibit B.

2.           Comment:  With respect to the footnote relating to the expense limitation of each Fund in the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus, please confirm that only the Board may terminate this waiver early.  Please confirm if such fee waiver allows for recoupments.  Please confirm that the fee waiver will only be used to limit total annual ordinary operating expenses, less distribution and service fees.

Response:  The Registrant confirms that only the Board may terminate the waiver early and that the waiver does not allow for recoupments. The Registrant confirms that the waiver operates to limit ordinary total operating expenses incurred by a Fund in any fiscal year, but excludes any distribution and services fees under Rule 12b-1 under the 1940 Act and/or shareholder service fees, as set forth in the Expense Limitation Agreement relating to each Fund.

Henderson All Asset Fund

3.           Comment:  In the fifth paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that it may invest in private placements.  Please confirm that the Fund will not invest more than 15% of its net assets in illiquid securities, including private placements.

              Response: The Registrant so confirms.

4.           Comment:  The Staff requested that the Registrant confirm that in drafting the disclosure for “Derivatives” Risk in the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund that the Registrant considered the instructions in the Staff’s letter to the Investment Company Institute dated July 30, 2010.

              Response:  The Registrant confirms that in drafting the disclosure for “Derivatives Risk” in the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund that the Registrant considered the instructions in the Staff’s letter to the Investment Company Institute dated July 30, 2010.

5.           Comment:  The Staff requested that the Registrant confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

              Response:  The Registrant confirms that the Fund will cover the full notional value with respect to a written (i.e. “sell protection”) credit default swap transaction.

6.           Comment:  The Staff requested that the Registrant revise the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to include frequent trading, or consider removing “Frequent Trading Risk” from the section entitled “Fund Summary-Principal Investment Risks”.

              Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson European Focus Fund

7.           Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus, footnote (c) states that “Management Fees have been restated to reflect the contractual management fee schedule effective July 1, 2014.”  Please consider removing this disclosure or explain supplementally why management fees have been restated for the Fund.

              Response: The Registrant has revised the disclosure in response to the Staff’s comment.

8.           Comment:  Please confirm supplementally that not more than 1% of the Fund’s assets are invested in Russian securities.

              Response: The Registrant so confirms.

Henderson Global Equity Income Fund

9.           Comment:  Please explain supplementally how the Fund, which includes the word “global” in its name but does not disclose a percentage investment in foreign investments in the Fund’s “Principal Investment Strategies” section, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Names Rule”).

              Response: The Registrant notes that the Names Rule does not regulate several terms, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements.  In the adopting release for the Names Rule, the Commission affirmatively chose not to impose an investment percentage threshold in non-US securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement.  Instead, the adopting release, in footnote 42, asserts that these terms connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly.  In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Registrant notes that the absence, in the adopting release for the Names Rule, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for the Names Rule that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”  In particular, the Registrant notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.1  In view of the foregoing, the Registrant believes that the disclosure in the Fund’s “Principal Investment Strategies” section stating that “[t]he Fund invests in US and non-US issuers and has no specific policy on the number of different countries in which it will invest but intends to invest in at least three different countries” provides a reasonable explanation of “Global” as it pertains to the Fund’s name.

10.           Comment:  In the third paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, please revise disclosure to reflect that “high yield bonds” are commonly referred to as “junk” bonds.

1 Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

                Response: The Registrant has revised the disclosure in response to the Staff’s comment.

11.           Comment:  Please consider adding risk disclosure relating to credit default swaps, interest rates, and junk bonds to section entitled “Fund Summary-Principal Risks” of the Prospectus for the Fund.

                Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson Global Technology Fund

12.           Comment:  Please explain supplementally how the Fund, which includes the word “global” in its name but does not disclose a percentage investment in foreign investments in the Fund’s “Principal Investment Strategies” section, meets the standards set forth in footnote 42 to the adopting release for the Names Rule.

                Response: The Registrant respectfully directs the Staff to its response to comment 9 above with respect to Henderson Global Equity Income Fund.  The Registrant believes that the disclosure in the Fund’s “Principal Investment Strategies” section stating that “[t]he Fund has no limits and no specific policy on geographic asset distribution of its investments, and has no specific policy on the number of different countries in which it will invest but intends to invest in at least three different countries” provides a reasonable explanation of “Global” as it pertains to the Fund’s name.

Henderson International Long/Short Equity Fund

13.           Comment:  Please consider adding risk disclosure relating to credit default swaps, interest rates, and junk bonds to section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund.

                Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson International Opportunities Fund

14.           Comment:  The Staff requested that the Registrant revise the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to include emerging markets, or consider removing “Emerging Markets Risk” from the section entitled “Fund Summary-Principal Investment Risks”.

                Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson International Select Equity Fund

14.           Comment:  The Staff requested that the Registrant revise the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to clarify the credit quality and maturity range of the debt securities in which the Fund will invest.

               Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson Strategic Income Fund

15.           Comment:  The Staff requested that the Registrant revise the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to clarify the credit quality and maturity range of the debt securities in which the Fund will invest.

                Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

Henderson Unconstrained Bond Fund

16.           Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, please explain to the Staff how the Fund intends to value “associated derivative instruments” for the purposes of the 80% investment policy.

                Response:  For the Staff’s information, derivatives that provide economic exposure to assets that are consistent with the Fund’s name will be valued at fair value in accordance with the valuation procedures of the Registrant for purposes of measuring compliance with the Fund’s 80% investment policy (the “80% Policy”).  To the extent that the notional value exceeds such amount, the Registrant will not take such amount into account for purposes of determining compliance with the 80% Policy. To the extent the Commission or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.2

17.           Comment:  In the second paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, please revise disclosure to reflect that “high yield bonds” are commonly referred to as “junk” bonds.

                Response: The Registrant has revised the disclosure in response to the Staff’s comment.

18.           Comment:  In light of the prospect of rising interest rates and the Staff’s Investment Management Guidance 2014-01 “Risk Management in Changing Fixed Income Market Conditions,” please consider the adequacy of the Fund’s risk disclosure.

                Response: The Registrant has enhanced the disclosure in response to the Staff’s comment to describe additional potential risks in light of the current interest rate environment.

19.           Comment:  In the section entitled “Additional Information about Investment Strategies and Risks-Temporary Defensive Investments” of the Prospectus for each Fund, it states that:

  As a temporary measure for defensive purposes, the Fund may invest up to 100% of its assets in other types of securities such as nonconvertible debt securities, government

2 The Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

and money market securities of US and non-US issuers, or hold cash. The Fund may make these investments or increase its investment in these securities when the manager is unable to find enough attractive long-term investments, to reduce exposure to the Fund’s primary investments when the manager believes it is advisable to do so, to meet anticipated levels of redemption or when adverse market, economic or political conditions exist.

The Staff has noted that a fund may not convert 100% of its assets to cash for the purposes of meeting anticipated levels of redemptions. The Staff has requested that the Registrant revise this disclosure accordingly.

               Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

20.           Comment:  In the section entitled “Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund, please disclose whether the Fund will provide notice to the shareholders if the Fund changes its investment objective.

               Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

21.           Comment:  The Staff provided the following comments regarding the section entitled “Other Investment Vehicle Performance”:

(i)
If the performance information provided reflects the investment performance of an investment adviser other than Henderson Global Investors (North America) Inc. (“HGINA”), the investment adviser to the Henderson Unconstrained Bond Fund, please supplementally confirm that its inclusion complies with the relevant guidance included in the Staff’s letter dated August 6, 1996 to Nicholas-Applegate Mutual Funds (the “Nicholas-Applegate Letter”).

(ii)	Please revise the disclosure to clarify which entities “Henderson” refers to throughout this section.

(iii)	Please confirm supplementally that all fees and expenses of the other investment vehicle are disclosed.

(iv)	Please disclose the method used to calculate the performance if it is different than the SEC standardized method.

Response:

(i)	In light of a change in the portfolio management team for the Fund and in view of the Staff's position in the Nicholas-Applegate Letter and other relevant guidance, the Registrant has determined to remove the section entitled "Other Investment Vehicle Performance."

(ii)	Please refer to the Registrant’s response in (i) above.

(iii)	Please refer to the Registrant’s response in (i) above.

(iv)	Please refer to the Registrant’s response in (i) above.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.
These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3153.

Sincerely,

/s/ Timothy J. Burdick
Timothy J. Burdick

cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of the Registrant to comments you provided by phone on November 13, 2015 with respect to Post-Effective Amendment No. 92 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on September 30, 2015, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on November 13, 2015.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough Secretary of Henderson Global Funds

EXHIBIT B

All Asset

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(c)	0.26%	0.28%	0.23%	0.20%
Acquired Fund Fees and Expenses (d)	0.50%	0.50%	0.50%	0.50%
Total Annual Fund Operating Expenses	1.41%	2.18%	1.13%	1.10%
Fee Waiver and/or Expense Reimbursement (e)	(0.06)%	(0.08)%	(0.03)%	(0.00)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.35%	2.10%	1.10%	1.10%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
With respect to investments in affiliated underlying funds, the Fund’s adviser has contractually agreed to reduce or waive the Fund’s management fee to limit the combined management fees paid to the adviser for those assets to the greater of 1.00% or the affiliated underlying fund’s management fee. In addition, the Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.60% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 705	$ 978	$ 1,272	$ 2,141
Class C	$ 313	$ 658	$ 1,129	$ 2,478
Class I	$ 112	$ 350	$ 606	$ 1,360
Class R6	$ 112	$ 350	$ 606	$ 1,340

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 705	$ 978	$ 1,272	$ 2,141
Class C	$ 213	$ 658	$ 1,129	$ 2,478
Class I	$ 112	$ 350	$ 606	$ 1,360
Class R6	$ 112	$ 350	$ 606	$ 1,340

Average Annual Total Return for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	Since Inception %
Class A (Inception March 30, 2012)
Return Before Taxes	(4.38)%	2.22%
Return After Taxes on Distributions	(5.61)%	1.07%
Return After Taxes on Distributions and Sale of Fund Shares	(2.11)%	1.32%
Class C (Inception March 30, 2012)
Return Before Taxes	0.61%	3.63%
Class I (Inception March 30, 2012)
Return Before Taxes	1.67%	4.68%
3-month LIBOR USD (reflects no deductions for fees, expenses or taxes)	0.23%	0.32%
MSCI World Index (reflects no deductions for fees, expenses or taxes)	5.50%	13.24%

Dividend & Income Builder Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.00%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(c)	0.46%	0.48%	0.49%	0.43%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.47%	2.24%	1.25%	1.19%
Fee Waiver and/or Expense Reimbursement (e)	(0.16)%	(0.18)%	(0.19)%	(0.13)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.31%	2.06%	1.06%	1.06%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 1.05% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 626	$ 894	$ 1,181	$ 2,093
Class C	$ 309	$ 645	$ 1,107	$ 2,492
Class I	$ 108	$ 336	$ 583	$ 1,414
Class R6	$ 108	$ 336	$ 583	$ 1,375

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 626	$ 894	$ 1,181	$ 2,093
Class C	$ 209	$ 645	$ 1,107	$ 2,492
Class I	$ 108	$ 336	$ 583	$ 1,414
Class R6	$ 108	$ 336	$ 583	$ 1,375

Average Annual Total Return for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	Since Inception %
Class A (Inception August 1, 2012)
Return Before Taxes	(4.26)%	9.09%
Return After Taxes on Distributions	(5.25)%	8.12%
Return After Taxes on Distributions and Sale of Fund Shares	(1.65)%	6.88%
Class C (Inception August 1, 2012)
Return Before Taxes	0.10%	10.64%
Class I (Inception August 1, 2012)
Return Before Taxes	1.10%	11.71%
MSCI World Index (reflects no deductions for fees, expenses or taxes)	5.50%	16.85%

Emerging Markets Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	0.88%	0.90%	0.85%	0.77%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.14%	2.91%	1.86%	1.78%
Fee Waiver and/or Expense Reimbursement (e)	(0.34)%	(0.36)%	(0.31)%	(0.23)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.80%	2.55%	1.55%	1.55%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one years of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A contingent deferred sales charge (“CDSC”) of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 1.54% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 747	$ 1,108	$ 1,492	$ 2,757
Class C	$ 358	$ 792	$ 1,353	$ 3,081
Class I	$ 157	$ 488	$ 842	$ 2,032
Class R6	$ 157	$ 488	$ 842	$ 1,983

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 747	$ 1,108	$ 1,492	$ 2,757
Class C	$ 258	$ 792	$ 1,353	$ 3,081
Class I	$ 157	$ 488	$ 842	$ 2,032
Class R6	$ 157	$ 488	$ 842	$ 1,983

Average Annual Total Return for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	Since Inception %
Class A (Inception December 31, 2010)
Return Before Taxes	(8.58)%	(3.89)%
Return After Taxes on Distributions	(8.58)%	(3.99)%
Return After Taxes on Distributions and Sale of Fund Shares	(4.86)%	(2.91)%
Class C (Inception December 31, 2010)
Return Before Taxes	(3.79)%	(3.19)%
Class I (Inception December 31, 2010)
Return Before Taxes	(2.81)%	(2.22)%
MSCI Emerging Markets Index (reflects no deductions for fees, expenses or taxes)	(1.82)%	(1.76)%

European Focus Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.89%	0.89%	0.89%	0.89%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	0.16%	0.20%	0.18%	0.11%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.31%	2.10%	1.08%	1.01%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one years of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 700	$ 965	$ 1,250	$ 2,058
Class C	$ 313	$ 656	$ 1,126	$ 2,426
Class I	$ 110	$ 342	$ 593	$ 1,312
Class R6	$ 103	$ 320	$ 555	$ 1,231

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 700	$ 965	$ 1,250	$ 2,058
Class C	$ 213	$ 656	$ 1,126	$ 2,426
Class I	$ 110	$ 342	$ 593	$ 1,312
Class R6	$ 103	$ 320	$ 555	$ 1,231

Average Annual Total Returns for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	5 Years %	10 Years %	Since Inception %
Class A (Inception August 31, 2001)
Return Before Taxes	(10.45)%	7.41%	8.98%	15.19%
Return After Taxes on Distributions	(10.67)%	6.91%	7.95%	14.01%
Return After Taxes on Distributions and Sale of Fund Shares	(5.53)%	5.79%	7.23%	12.88%
Class C (Inception August 31, 2001)
Return Before Taxes	(5.71)%	7.85%	8.81%	14.84%
Class I (Inception March 31, 2009)1
Return Before Taxes	(4.73)%	8.99%	9.80%	15.84%
MSCI Europe Index (reflects no deductions for fees, expenses or taxes)	(5.68)%	5.90%	5.20%	6.36%

Global Equity Income Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.69%	0.69%	0.69%	0.69%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	0.15%	0.17%	0.17%	0.10%
Acquired Fund Fees and Expenses (d)	0.10%	0.10%	0.10%	0.10%
Total Annual Fund Operating Expenses	1.19%	1.96%	0.96%	0.89%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one years of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 689	$ 930	$ 1,191	$ 1,933

Class C	$ 299	$ 615	$ 1,056	$ 2,283
Class I	$ 98	$ 305	$ 530	$ 1,175
Class R6	$ 91	$ 283	$ 492	$ 1,093

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 689	$ 930	$ 1,191	$ 1,933
Class C	$ 199	$ 615	$ 1,056	$ 2,283
Class I	$ 98	$ 305	$ 530	$ 1,175
Class R6	$ 91	$ 283	$ 492	$ 1,093

Average Annual Total Returns for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	5 Year %	Since Inception %
Class A (Inception November 30, 2006)
Return Before Taxes	(7.48)%	6.12%	3.07%
Return After Taxes on Distributions	(8.37)%	5.25%	2.32%
Return After Taxes on Distributions and Sale of Fund Shares	(2.75)%	5.35%	3.00%
Class C (Inception November 30, 2006)
Return Before Taxes	(2.72)%	6.56%	3.04%
Class I (Inception March 31, 2009)1
Return Before Taxes	(1.61)%	7.67%	4.03%
MSCI World Index (reflects no deductions for fees, expenses or taxes)	5.50%	10.81%	4.77%
MSCI World High Dividend Yield Index (reflects no deductions for fees, expenses or taxes)	3.28%	10.08%	4.08%

Global Technology Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.90%	0.90%	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	0.19%	0.22%	0.21%	0.13%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.35%	2.13%	1.12%	1.04%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one years of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 704	$ 977	$ 1,269	$ 2,100

Class C	$ 316	$ 665	$ 1,142	$ 2,457
Class I	$ 114	$ 354	$ 614	$ 1,358
Class R6	$ 106	$ 329	$ 571	$ 1,265

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 704	$ 977	$ 1,269	$ 2,100
Class C	$ 216	$ 665	$ 1,142	$ 2,457
Class I	$ 114	$ 354	$ 614	$ 1,358
Class R6	$ 106	$ 329	$ 571	$ 1,265

Average Annual Total Returns For Periods Ended December 31, 2014 (including maximum sales charges)	1 Year %	5 Years %	10 Years %	Since Inception %
Class A (Inception August 31, 2001)
Return Before Taxes	(1.22)%	10.61%	8.63%	8.38%
Return After Taxes on Distributions	(4.02)%	9.94%	8.24%	7.94%
Return After Taxes on Distributions and Sale of Fund Shares	1.67%	8.44%	7.06%	6.90%
Class C (Inception August 31, 2001)
Return Before Taxes	4.02%	11.07%	8.45%	8.07%
Class I (Inception March 31, 2009)
Return Before Taxes	5.06%	12.21%	9.44%	8.99%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	13.69%	15.45%	7.67%	6.68%
MSCI AC World IT Index (reflects no deductions for fees, expenses or taxes)	15.73%	12.76%	7.97%	6.33%
1
The performance for Class I shares for the period prior to March 31, 2009 is based on the performance of Class A shares. Performance for Class I shares would be similar because the shares are invested in the same portfolio of securities and have the same portfolio management. Class I shares are not subject to a front-end sales charge or a distribution fee.

High Yield Opportunities Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	0.48%	0.35%	0.50%	0.50%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.39%	2.01%	1.16%	1.16%
Fee Waiver and/or Expense Reimbursement (e)	(0.28)%	(0.15)%	(0.30)%	(0.30)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.11%	1.86%	0.86%	0.86%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee

Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.85% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 583	$ 812	$ 1,059	$ 1,937
Class C	$ 289	$ 586	$ 1,007	$ 2,273
Class I	$ 88	$ 275	$ 478	$ 1,262
Class R6	$ 88	$ 275	$ 478	$ 1,262

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 583	$ 812	$ 1,059	$ 1,937
Class C	$ 189	$ 586	$ 1,007	$ 2,273
Class I	$ 88	$ 275	$ 478	$ 1,262
Class R6	$ 88	$ 275	$ 478	$ 1,262

Average Annual Total Returns For Periods Ended December 31, 2014 (including maximum sales charges)	1 Year %	Since Inception %
Class A (Inception April 30, 2013)
Return Before Taxes	(1.66)%	2.68%
Return After Taxes on Distributions	(5.10)%	(0.54)%
Return After Taxes on Distributions and Sale of Fund Shares	(0.87)%	0.62%
Class C (Inception April 30, 2013)
Return Before Taxes	2.48%	4.91%
Class I (Inception April 30, 2013)
Return Before Taxes	3.50%	5.95%
Bank of America Merrill Lynch US High Yield Master II Constrained Index	2.50%	5.06%

International Long/Short Equity Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	1.25%	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	6.36%	6.35%	6.32%	6.31%
Acquired Fund Fees and Expenses (d)	0.11%	0.11%	0.11%	0.11%
Dividends and Interest Expenses on Securities Sold Short (e)	2.14%	2.14%	2.14%	2.14%
Total Annual Fund Operating Expenses	10.11%	10.85%	9.82%	9.81%
Fee Waiver and/or Expense Reimbursement (f)	(6.11)%	(6.10)%	(6.07)%	(6.06)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	4.00%	4.75%	3.75%	3.75%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
Dividend expense on securities sold short refers to paying the value of dividends to the securities’ lenders.  Interest and brokerage expense on securities sold short arises from the cost to borrow securities to facilitate the trades and the financing, or collateralization, of the short positions. These amounts have been restated to reflect expenses expected to be incurred.

(f)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Distribution and/or Service (12b-1) Fees, Acquired Fund Fees and Expenses and Dividends and Interest Expenses on Securities Sold Short) in order to limit total annual ordinary operating expenses to 1.50% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 954	$ 1,723	$ 2,508	$ 6,913
Class C	$ 576	$ 1,430	$ 2,390	$ 7,134
Class I	$ 377	$ 1,146	$ 1,934	$ 6,565
Class R6	$ 377	$ 1,146	$ 1,934	$ 6,561

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 954	$ 1,723	$ 2,508	$ 6,913
Class C	$ 476	$ 1,430	$ 2,390	$ 7,134
Class I	$ 377	$ 1,146	$ 1,934	$ 6,565
Class R6	$ 377	$ 1,146	$ 1,934	$ 6,561

The Fund has not yet completed a full calendar year of investment operations and therefore does not have any performance history. Once the Fund has completed a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing the variability of the Fund’s returns based on net assets and comparing the Fund’s performance to its benchmark index.

International Opportunities Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class R Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class R Shares	Class I Shares	Class R6 shares
Management Fees(c)	0.92%	0.92%	0.92%	0.92%	0.92%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%	None	None
Other Expenses (d)	0.19%	0.21%	0.21%	0.18%	0.10%
Acquired Fund Fees and Expenses (e)	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.37%	2.14%	1.64%	1.11%	1.03%

	1-Year	3-Year	5-Year	10-Year
Class A	$ 706	$ 983	$ 1,281	$ 2,124

Class C	$ 317	$ 669	$ 1,148	$ 2,470
Class R	$ 166	$ 516	$ 890	$ 1,941
Class I	$ 113	$ 352	$ 610	$ 1,349
Class R6	$ 105	$ 327	$ 567	$ 1,256

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 706	$ 983	$ 1,281	$ 2,124
Class C	$ 217	$ 669	$ 1,148	$ 2,470
Class R	$ 166	$ 516	$ 890	$ 1,941
Class I	$ 113	$ 352	$ 610	$ 1,349
Class R6	$ 105	$ 327	$ 567	$ 1,256

Average Annual Total Returns For Periods Ended December 31, 2014 (including maximum sales charges)	1 Year %	5 Years %	10 Years %	Since Inception %
Class A (Inception August 31, 2001)
Return Before Taxes	(7.34)%	4.95%	6.01%	9.14%
Return After Taxes on Distributions	(7.44)%	5.04%	5.68%	8.80%
Return After Taxes on Distributions and Sale of Fund Shares	(3.89)%	4.08%	4.97%	7.74%
Class C (Inception August 31, 2001)
Return Before Taxes	(2.40)%	5.38%	5.84%	8.81%
Class I (Inception March 31, 2009)1
Return Before Taxes	(1.39)%	6.49%	6.82%	9.76%
Class R (Inception September 30, 2005)2
Return Before Taxes	(1.95)%	5.87%	6.36%	9.34%
MSCI EAFE Index (reflects no deductions for fees, expenses or taxes)	(4.48)%	5.80%	4.91%	6.09%

1
The performance for Class I shares for the period prior to March 31, 2009 is based on the performance of Class A shares. Performance for Class I shares would be similar because the shares are invested in the same portfolio of securities and have the same portfolio management. Class I shares are not subject to a front-end sales charge or a distribution fee.

2
The performance for Class R shares for the period prior to September 30, 2005 is based on the performance of Class A shares adjusted for the higher expenses associated with Class R shares. Performance for Class R shares would be similar because the shares are invested in the same portfolio of securities and have the same portfolio management.

International Select Equity Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	3.25%	3.43%	3.32%	3.32%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	4.16%	5.09%	3.98%	3.98%
Fee Waiver and/or Expense Reimbursement (e)	(3.01)%	(3.19)%	(3.08)%	(3.08)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%	1.90%	0.90%	0.90%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.89% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 685	$ 919	$ 1,170	$ 3,588
Class C	$ 293	$ 596	$ 1,025	$ 3,983
Class I	$ 92	$ 286	$ 497	$ 2,992
Class R6	$ 92	$ 286	$ 497	$ 2,992

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 685	$ 919	$ 1,170	$ 3,588
Class C	$ 193	$ 596	$ 1,025	$ 3,983
Class I	$ 92	$ 286	$ 497	$ 2,992
Class R6	$ 92	$ 286	$ 497	$ 2,992

The Fund has not yet completed a full calendar year of investment operations and therefore does not have any performance history. Once the Fund has completed a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing the variability of the Fund’s returns based on net assets and comparing the Fund’s performance to its benchmark index.

Strategic Income Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(c)	0.35%	0.37%	0.37%	0.29%
Acquired Fund Fees and Expenses (d)	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.17%	1.94%	0.94%	0.86%
Fee Waiver and/or Expense Reimbursement (e)	(0.06)%	(0.07)%	(0.08)%	(0.00)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.11%	1.87%	0.86%	0.86%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one years of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.85% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 583	$ 812	$ 1,059	$ 1,804
Class C	$ 290	$ 589	$ 1,013	$ 2,236
Class I	$ 88	$ 276	$ 479	$ 1,118
Class R6	$ 88	$ 276	$ 479	$ 1,065

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 583	$ 812	$ 1,059	$ 1,804
Class C	$ 190	$ 589	$ 1,013	$ 2,236
Class I	$ 88	$ 276	$ 479	$ 1,118
Class R6	$ 88	$ 276	$ 479	$ 1,065

Average Annual Total Returns for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	5 Year %	10 Year %	Since Inception %
Class A (Inception September 30, 2003)
Return Before Taxes	0.60%	5.55%	3.54%	4.97%
Return After Taxes on Distributions	(1.50)%	3.72%	1.65%	3.01%
Return After Taxes on Distributions and Sale of Fund Shares	0.33%	3.54%	1.97%	3.09%
Class C (Inception September 30, 2003)
Return Before Taxes	4.75%	5.76%	3.22%	4.60%
Class I (April 29, 2011)1
Returns Before Taxes	5.79%	6.75%	4.13%	5.51%
Barclays Global Aggregate Credit (USD Hedged) Index (reflects no deductions for fees, expenses or taxes)	7.49%	5.80%	5.04%	5.03%
3-Month LIBOR (USD) (reflects no deductions for fees, expenses or taxes)	0.23%	0.33%	2.01%	1.93%
1
The performance for Class I shares for the period prior to April 29, 2011 is based on the performance of Class A shares. Performance for Class I shares would be similar because the shares are invested in the same portfolio of securities and have the same portfolio management. Class I shares are not subject to a front-end sales charge or a distribution fee.

Unconstrained Bond Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None(a)	1.00%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None

Other Expenses (c)	1.12%	1.12%	1.11%	1.11%
Acquired Fund Fees and Expenses (d)	0.03%	0.03%	0.03%	0.03%
Total Annual Fund Operating Expenses	2.05%	2.80%	1.79%	1.79%
Fee Waiver and/or Expense Reimbursement (e)	(0.87)%	(0.87)%	(0.86)%	(0.86)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.18%	1.93%	0.93%	0.93%
(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.
(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.90% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 589	$ 831	$ 1,092	$ 2,358
Class C	$ 296	$ 605	$ 1,041	$ 2,760
Class I	$ 95	$ 296	$ 513	$ 1,696
Class R6	$ 95	$ 296	$ 513	$ 1,696

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 589	$ 831	$ 1,092	$ 2,358
Class C	$ 196	$ 605	$ 1,041	$ 2,760
Class I	$ 95	$ 296	$ 513	$ 1,696
Class R6	$ 95	$ 296	$ 513	$ 1,696

Average Annual Total Return for periods ended December 31, 2014 (including maximum sales charges)	1 Year %	Since Inception %
Class A (Inception December 20, 2013)
Return Before Taxes	(4.92)%	(4.86)%
Return After Taxes on Distributions	(6.89)%	(6.76)%
Return After Taxes on Distributions and Sale of Fund Shares	(2.38)%	(4.33)%
Class C (Inception December 20, 2013)
Return Before Taxes	(0.81)%	(0.98)%
Class I (Inception December 20, 2013)
Return Before Taxes	0.11%	0.01%
3-month LIBOR USD (reflects no deductions for fees, expenses or taxes)	0.23%	0.24%
Barclays Multiverse Index	0.48%	(1.13)%

US Growth Opportunities Fund

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	2.21%	2.89%	2.64%	2.64%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	3.22%	4.65%	3.40%	3.40%
Fee Waiver and/or Expense Reimbursement (e)	(2.01)%	(2.69)%	(2.44)%	(2.44)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.21%	1.96%	0.96%	0.96%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.

(c)
As a new share class as of November 30, 2015, “Other Expenses” for Class R6 Shares have been estimated based on amounts for the current fiscal year to reflect expenses expected to be incurred for its first year of operations.

(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The current fiscal year estimates are based on the underlying fund holdings during the most recent fiscal period and use the net expense ratio in the most recent publicly available financial statements for each underlying fund. Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses.

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Distribution and/or Service (12b-1) Fees and Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses to 0.95% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

	1-Year	3-Year	5-Year	10-Year
Class A	$ 691	$ 936	$ 1,201	$ 3,110
Class C	$ 299	$ 615	$ 1,056	$ 3,780
Class I	$ 98	$ 305	$ 530	$ 2,685
Class R6	$ 98	$ 305	$ 530	$ 2,685

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year	5-Year	10-Year
Class A	$ 691	$ 936	$ 1,201	$ 3,110
Class C	$ 199	$ 615	$ 1,056	$ 3,780
Class I	$ 98	$ 305	$ 530	$ 2,685
Class R6	$ 98	$ 305	$ 530	$ 2,685

The Fund has not yet completed a full calendar year of investment operations and therefore does not have any performance history. Once the Fund has completed a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing the variability of the Fund’s returns based on net assets and comparing the Fund’s performance to its benchmark index.